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May 15, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAY 20 2003
WASH. D.C. 187 SECTION

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto are two press releases both dated May 15, 2003, of Flughafen Wien A.G., which have been published by the Company since our last submission of May 14, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

dlw 5/27

DOCSNY1:873244.1
13141-2 JG9

FILE NO.
82-3907

Press Information

Flughafen Wien AG:
War in Iraq and SARS threat lead to decline in passengers

Vienna International Airport recorded a slight decline of 1.1% in the number of passengers for April 2003 as a result of changes in travel behavior following SARS infections in Asia and the war in Iraq. A reduction in frequencies to the Far East also led to a decrease of 10.0% in transfer passengers. Flight movements rose by 2.0% for the reporting period, and maximum take-off weigh t(MTOW) increased by 3.6%. Cargo continued to show good development, with a plus of 16.6%.

From January to April the number of passengers rose by 4.7%. Flight movements and maximum take-off weight (MTOW) increased by 5.6% and 8.2%, respectively. The number of transfer passengers was 4.9% higher, and cargo volume showed a plus of 18.1%.

	April 2003	Change in %	January to April 2003	Change in %
Passengers:	940,483	- 1.1	3,460,721	+ 4.7
Transfer passengers:	317,416	-10.0	1,219,286	+ 4.9
Maximum take-off weight (in tonnes):	405,472	+ 3.6	1,596,758	+ 8.2
Flight movements (arrival + departure):	15,448	+ 2.0	60,351	+ 5.6
Cargo in tonnes (air cargo and trucking):	14,099	+16.6	55,321	+18.1

For additional information contact:

Hans Mayer (+43-1-)7007-23000

10/03 .... M/MY .... 15. Mai 2003

EUROPE'S BEST ADDRESS 
VIE
Vienna
International
Airport

FILE NO. 82-3907

Press Information

Flughafen Wien AG:
Good traffic development brings above-average results for first quarter

Despite uncertainty on global economic markets over the approaching war in Iraq and a reduction in flights by the Austrian Airlines Group, Vienna International Airport was able to record an increase of 7.1% in the number of passengers for the first quarter of 2003. This development was supported to a subtantial extent by growth of 11.3% in the number of transfers. Flight movements rose by 6.9% for the reporting period, and maximum take-off weight increased by 9.8%. Developments were even better in the cargo segment, with an increase of 41,222 tonnes or 18.6% for the first three months.

Net profit declined by EUR 11.1 million from the comparable prior period to EUR 16.5 million for the first quarter. The settlement of pension claims in 2002 and non-recurring income of EUR 19.9 million from the reversal of provisions for pensions had a one-time effect in the prior year. Without this item, profit for the first quarter of 2003 would have risen by roughly 14% because of the increase in turnover.

Turnover
Group turnover rose by 15.2% to EUR 81.4 million. Turnover in the airport segment increased by 23.9% to EUR 35.5 million, supported by growth in traffic and tariff adjustments. The handling segment reported growth of 15.4% in turnover to EUR 27.3 million, as a result of higher traffic volume and more frequent de-icing made necessary by the severe winter. Turnover in the non-aviation segment increased by 1.5% to EUR 18.5 million. Rentals and security services generated higher revenues, but income from consulting and information services declined.

Expenses
Operating expenses totalled EUR 59.7 million for the first three months of 2003 (+71.2%). This exorbitant rise over the comparable prior year period resulted from a EUR 19.9 million drop in personnel expenses for the first quarter of 2002 following the non-recurring settlement of pension obligations to employees and reversal of EUR 19.9 million in provisions for pensions. Without this non-recurring item, personnel expenses would have increased by 8.0%. This growth in expenses was primarily the result of a 4.8% increase in the number of employees to 2,726, which was required to meet the higher demand for security services. The severe winter months triggered a rise in expenses for materials and energy. The cost of materials and services rose by a total of 40.9% to EUR 6.5 million.

Earnings
Earnings before interest and taxes (EBIT) fell by 38.5% to EUR 23.4 million. Financial results declined by EUR 2.2 million to EUR 1.5 million, profit before tax equalled EUR 24.9 million (-40.4%), and net profit for the first quarter dropped 40.3% to EUR 16.5 million. As mentioned above, the decline in earnings from the prior year level is the result of non-recurring income in 2002 from the reversal of provisions for pensions. Without this non-recurring item, income for the first quarter of 2003 would have increased by 14% over the comparable prior year period because of the growth in turnover.


VIE
Vienna
International
Airport

Press Information

Capital Expenditure
Investments in tangible and intangible assets totalled EUR 8.7 million for the first quarter of 2003. Major projects for the reporting period included the purchase of aircraft tractors and apron buses (EUR 1.5 mill.) as well as planning services for the Skylink project (EUR 2.5 mill.) and the new air traffic control tower (EUR 0.8 mill.).

Outlook

Vienna International Airport will add six new carriers with our summer flight plan for 2003. In comparison to the winter flight plan, we now offer 16 new destinations. This increases the number of cities with direct flights from Vienna to a total of 134. Construction on the office park started several days ago, and completion is scheduled for October 2004. Groundbreaking for the new air traffic control tower will take place this summer, with completion scheduled for late 2004. Work on the new City Airport Train (CAT) traffic link is in progress. Starting in December 2003 the City Airport Train will carry passengers from the centre of Vienna to the airport in only 16 minutes. Travellers will also be able to check baggage before departing from the "Wien-Mitte" traffic centre.

Interim Financial Statements for the First Quarter 2003 according to IAS / IFRS
Flughafen Wien AG

Consolidated Income Statement

T€	1-3/2003	1-3/2002	Change
Turnover	**81,364.3**	**70,611.9**	**15.2%**
Other operating income	1,774.0	2,372.7	-25.2%
Operating income	**83,138.3**	**72,984.6**	**13.9%**
Cost of materials and services	-6,452.5	-4,580.1	40.9%
Personnel expenses	-34,280.0	-11,853.9	189.2%
Amortisation of intangible assets and depreciation of fixed assets	-10,640.7	-10,300.9	3.3%
Other operating expenses	-8,317.7	-8,127.2	2.3%
Income before interest and taxes (EBIT)	**23,447.3**	**38,122.6**	**-38.5%**
Financial results	1,475.2	3,666.3	-59.8%
Profit before tax (EBT)	**24,922.5**	**41,788.9**	**-40.4%**
Taxes on income	-8,373.7	-14,333.5	-41.6%
Minority interest	-94.1	89.1	-205.6%
Profit for the period	**16,454.8**	**27,544.5**	**-40.3%**
Earnings per share (in €)	0.78	1.31	-40.5%

Vienna International Airport

Press Information

Consolidated Balance sheet

T€	31.03.2003	31.12.2002	Change
Non-current assets	592,802.8	599,017.1	-1.0%
Current assets	194,545.1	180,319.9	7.9%
Assets	**787,347.9**	**779,337.1**	**1.0%**
Equity	575,305.0	559,909.1	2.7%
Minority interst	229.6	135.5	69.4%
Non-current liabilities	102,901.1	103,180.2	-0.3%
Current liabilities	108,912.3	116,112.3	-6.2%
Equity and Liabilities	**787,347.9**	**779,337.1**	**1.0%**

Consolidated Cash Flow Statement

T€	1-3/2003	1-3/2002	Change
Net cash flow			
from operating activities	23,905.2	6,990.6	242.0%
from investing activities	-8,721.2	-5,630.2	54.9%
from financing activities	-3,045.9	-4,271.1	-28.7%
Change in cash and cash equvalents	**12,138.1**	**-2,910.7**	**517.0%**
Addition to / - Reversal of revaluation reserve for securities	-193.6	-463.3	-58.2%
effectof exchange rate fluctuations on cash held	-8.9	0.0	n.a.
Cash and cash equivalents at beginning of period	139,156.7	172,370.1	-19.3%
Cash and cash equivalents at end of period	**151,092.3**	**168,996.0**	**-10.6%**

Consolidated Statement of Capital and Reverses

T€	2003	2002	Change
Balance on 1.1.	**559,909.1**	**532,418.6**	**5.2%**
Profit for the First Quarter	16,454.8	27,544.5	-40.3%
Other changes	-1,058.9	-682.9	55.0%
Balance on 31.3.	**575,305.0**	**559,280.2**	**2.9%**

Segment Results

T€	1-3/2003	1-3/2002	Change
Airport			
Segment turnover*	35,500.0	28,642.7	23.9%
Segment profit	15,469.3	15,839.2	-2.3%
Handling			
Segment turnover*	27,282.0	23,645.5	15.4%
Segment profit	6,155.6	11,693.6	-47.4%
Non-Aviation			
Segment turnover*	18,544.3	18,268.6	1.5%
Segment profit	6,492.6	13,348.6	-51.4%

** external turnover*


VIE
Vienna
International
Airport

Press Information

Key Figures on the Flughafen Wien Group

Industry Indicators

	1-3/2003	Change in %	1-3/2002
MTOW (in tonnes)	1,191,286	+9.8	1,084,752
Passengers	2,520,238	+7.1	2,354,049
Transfer passenges	901,870	+11.3	809,978
Flight movements	44,903	+6.9	42,006
Cargo (air cargo and trucking; in tonnes)	41,222	+18.6	34,744

Financial Indicators

Amounts in T€, except employees	1-3/2003	Change in %	1-3/2002
Total turnover	81,364.3	+15.2	70,611.9
EBIT	23,447.3	-38.5	38,122.6
EBIT-Margin in %	28.2	-46.0	52.2
EBITDA-Margin in %	41.0	-38.2	66.4
Net profit for the period	16,454.8	-40.3	27,544.5
Cash flow from operating activities	23,905.2	+242.0	6,990.6
Equity	575,305.0	+2.9	559,280.2
Capital expenditures	8,690.4	+30.5	6,658.8
Employees at the end of period	2,726	+4.8	2,602

For additional information contact:

Hans Mayer (+43-1-)7007-23000

09/03 .... M/MY .... 15. Mai 2003


VIE
Vienna
International
Airport